Exhibit (a)(5)(B)

FOR IMMEDIATE RELEASE:

STREAM ANNOUNCES COMPLETION OF TENDER OFFER

BOSTON, MA. – December 14, 2009 – Stream Global Services, Inc. (NYSE AMEX: SGS), a premium business process outsource (BPO) service provider specializing in customer relationship management services for Fortune 1000 companies, announced today the final results of its tender offer to purchase up to 17,500,000 of its publicly held warrants (NYSE AMEX:SGS.WS), that are each exercisable to purchase one share of its common stock, at a purchase price of $0.50 per warrant., which expired at 5:00 p.m., New York City time, on December 14, 2009.

Based on the final count by the depositary for the tender offer, a total of 9,956,689 warrants were properly tendered and not withdrawn at the purchase price of $0.50 per warrant. Stream accepted for purchase all of these warrants for an aggregate purchase price of $4,978,344.50, excluding fees and expenses related to the tender offer.

Payment for the shares accepted for purchase under the tender offer will be made promptly, in cash, by the depositary. Following completion of the tender offer, Stream has approximately 10,008,526 warrants outstanding.

Warrant holders and investors who have questions or need information about the tender offer may contact the information agent, Innisfree M&A Incorporated at (888) 750-5834. In connection with this offer, Continental Stock Transfer & Trust Company served as depositary.

Additional Information. This press release is neither an offer to purchase nor a solicitation of an offer to sell securities.

Contact Information:

Sally Comollo

Director of Marketing Communications

sally.comollo@stream.com

781-304-1847

About Stream Global Services, Inc.

Stream Global Services is a premium business process outsource (BPO) service provider specializing in customer relationship management including sales, customer care and technical support for Fortune 1000 companies. Stream is a trusted partner to some of the world’s leading technology, computing, telecommunications, retail, entertainment/media, and financial services companies. Our service programs are delivered through a set of standardized best practices and sophisticated technologies by a highly skilled workforce of approximately 30,000 employees based out of 50 solution centers in 22 countries supporting 34 languages. Stream continues to expand its global presence and service offerings to increase revenue, improve operational efficiencies and drive brand loyalty for its clients. To learn more about the company and its complete service offering, please visit www.stream.com.

Safe Harbor

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the completion of the tender. These statements are neither promises nor guarantees, but involve risks, uncertainties and other important factors that could cause actual results to differ materially from those set forth in the forward-looking statements, including, without limitation, the risks and important factors detailed in Stream’s filings with the SEC, including those discussed in Stream’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2009, filed with SEC on November 6, 2009.

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